SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BRONCO DRILLING COMPANY, INC.
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)

112211107
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LLC
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

– with copies to –
Gregg Berman, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103
(212) 318-3000

July 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112211107
1.	Names of Reporting Persons.	Wexford Alpha Trading Limited
I.R.S. Identification Nos. of above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
	(See Instructions)	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Cayman Islands

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power (see Item 5 below)	71,200
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power (see Item 5 below)	71,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	71,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0.27%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 112211107
1.	Names of Reporting Persons.	Wexford Catalyst Investors LLC
I.R.S. Identification Nos. of above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
	(See Instructions)	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power (see Item 5 below)	1,202,864
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power (see Item 5 below)	1,202,864

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,202,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	4.58%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 112211107
1.	Names of Reporting Persons.	Wexford Spectrum Trading Limited
I.R.S. Identification Nos. of above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
	(See Instructions)	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Cayman Islands

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power (see Item 5 below)	2,100,714
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power (see Item 5 below)	2,100,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,100,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	8.00%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 112211107
1.	Names of Reporting Persons.	Wexford Capital LLC
I.R.S. Identification Nos. of above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
	(See Instructions)	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Connecticut

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power (see Item 5 below)	3,374,778
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power (see Item 5 below)	3,374,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,374,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	12.85%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 112211107
1.	Names of Reporting Persons.	Charles E. Davidson
I.R.S. Identification Nos. of above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
	(See Instructions)	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power (see Item 5 below)	3,374,778
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power (see Item 5 below)	3,374,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,374,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	12.85%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 112211107
1.	Names of Reporting Persons.	Joseph M. Jacobs
I.R.S. Identification Nos. of above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
	(See Instructions)	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power (see Item 5 below)	3,374,778
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power (see Item 5 below)	3,374,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3.374,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	12.85%

14.	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Issuer by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 99.1.

Item 1.	Security and Issuer

This Statement is being filed with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Bronco Drilling Company, Inc. (the “Company”). The address of the principal executive offices of the Company is:

Bronco Drilling Company, Inc.
16217 North May Avenue
Edmond, OK 73013

Item 2.	Identity and Background

(a)	This statement is filed by

(i)
Each of  Wexford Alpha Trading Limited, Wexford Catalyst Investors LLC and Wexford Spectrum Trading Limited (collectively, the “Purchasing Entities”) with respect to the shares of Common Stock owned by them;

(ii)
Wexford Capital LLC (“Wexford Capital”), a Connecticut limited liability company, which acts either as manager or investment sub-advisor to the Purchasing Entities, with respect to the shares of Common Stock owned by the Purchasing Entities;

(iii)	Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford Capital, with respect to the shares of Common Stock owned by the Purchasing Entities; and

(iv)	Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member of Wexford Capital, with respect to the shares of Common Stock owned by the Purchasing Entities.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Greenwich, CT 06830.

(c)
Each of Purchasing Entities is a private investment fund formed for the purpose of making various investments. Wexford Capital acts either as a manager or investment sub-advisor for the Purchasing Entities.  Messrs. Davidson and Jacobs serve as the managing members of Wexford Capital.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Wexford Catalyst Investors LLC is a Delaware limited liability company.  Each of Wexford Alpha Trading Limited and Wexford Spectrum Trading Limited is a Cayman Islands exempt company.  Wexford Capital is a Connecticut limited liability company. Messrs. Davidson and Jacobs are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired through open market purchases using the general funds of the Purchasing Entities, which funds were contributed by investors in such entities. The net investment cost (including commissions, if any) is approximately $57,862,802.00.  Such shares are held by the Purchasing Entities.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the shares of Common Stock is for investment, and the acquisitions of such Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.  The Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of such Shares depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have had communications with the Issuer regarding the amended merger agreement (the “Merger Agreement”) involving the Issuer and Allis-Chalmers Energy Inc. and have advised the Issuer that in the view of the Reporting Persons the interests of the Issuer’s shareholders would be best served if the Merger Agreement was not approved by such shareholders. The Reporting Persons may engage in additional communications with the Issuer, including one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, and may engage in communications with other shareholders of the Issuer, regarding, among other items, the Merger Agreement, the Special Meeting of Shareholders regarding the Merger Agreement, and the business, operations, policies, management, structure, operations or capitalization of the Issuer.  The Reporting Persons may seek representation on the board of directors of the Issuer and/or may work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 26,269,961 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-Q filed with the Commission on May 12, 2008) are as follows:

Wexford Alpha Trading Limited

(a)	Amount beneficially owned:		71,200	Percent of class:	0.27%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	71,200

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	71,200

Wexford Catalyst Investors LLC

(a)	Amount beneficially owned:		1,202,864	Percent of class:	4.58%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	1,202,864

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	1,202,864

Wexford Spectrum Trading Limited

(a)	Amount beneficially owned:		2,100,714	Percent of class:	8.00%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	2,100,714

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	2,100,714

Wexford Capital LLC

(a)	Amount beneficially owned:		3,374,778	Percent of class:	12.85%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	3,374,778

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	3,374,778

Charles E. Davidson

(a)	Amount beneficially owned:		3,374,778	Percent of class:	12.85%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	3,374,778

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	3,374,778

Joseph M. Jacobs

(a)	Amount beneficially owned:		3,374,778	Percent of class:	12.85%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	3,374,778

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	3,374,778

Wexford Capital may, by reason of its status as managing member or sub investment manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

99.1  Joint Filing Agreement

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2008

WEXFORD ALPHA TRADING LIMITED

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CATALYST INVESTORS LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CAPITAL LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Partner and Secretary

/s/ Charles E. Davidson
Charles E. Davidson

/s/ Joseph M. Jacobs
Joseph M. Jacobs